



05009415

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

SUPPL

Company Office of International Corporate Finance
Securities and Exchange Commission

cc

From Corporate Communications

Fax number + 1 202 ~~942 9624~~ 7729207

Number of pages 3

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date June 30, 2005 Reference

Subject

ID # 82-1306

dw 7/5



Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands June 30, 2005

Wessanen strengthens Premium Taste strategy with Righi acquisition

The Executive Board of Royal Wessanen nv announces that an agreement has been reached with the founder and owner to acquire Righi S.r.l. based in Reggio Emilia, Italy.

Righi is a specialist brand in delicacies that cleverly combine all the most authentic Emilian flavors with today's trend of ready-to-serve in a matter of minutes. Established in Reggio Emilia, near Parma in Northern Italy, Righi is expected to achieve sales of between EUR 9 to 10 million in 2005. Its success is marked by constant growth and excellent sales results. First-rate hygienic and technological standards and high-quality ingredients make Righi's tortelli, savory tarts and pastries enticing culinary specialties.

The acquisition is a sound step in strengthening the Premium Taste portfolio of Wessanen. Righi's premium quality and authentic products, as well as the strong brand image, are a good addition to the current portfolio and will serve as a vehicle for further transformation of current Wessanen brands.

For Righi, Wessanen provides a platform for international growth and expansion into the retail and out-of-home channels. The Righi company will keep its full identity within the Wessanen group.

Leonardo Righi, founder of the company, is pleased with the new opportunities for his company: "Wessanen will enable us to increase our international presence. The high quality production processes, the premium ingredients and the Italian heritage we combine in our products will become more and more available outside Italy. The partnership with the Wessanen group of companies will add to our strengths the Wessanen professionalism of an international specialist in Health and Premium Taste foods."



Ad Veenhof, Chairman of the Executive Board, comments: "Righi adds great value to our core activities in the field of Premium Taste foods. It provides us with a well positioned brand, an excellent product range and a well-managed organization. What I particularly like about the company are the high standards they impose on themselves regarding authenticity, quality and taste. Those values are precisely what we intend with the core values of our Premium Taste strategy."

The acquisition will be paid in cash and will contribute to the earnings per share as of January 1, 2005.

Executive Board
Royal Wessanen nv

More information

Should you have any questions, please contact Corporate Communications;
phone +31 (0) 20 547 95 28; e-mail corporate.communications@wessanen-hq.com.

For more information about Righi S.r.l. please visit their website www.righisrl.com



Selection of Righi products

If you wish to receive high-quality digital files, please contact Corporate Communications phone + 31 (0)20 5479 459 or e-mail: corporate.communications@wessanen-hq.com



Velocissimi
al forno



Velocissimi
al forno
Panzerottini
al tonno



250 g
Velocissimi
al forno
Panzerottini
pomodoro e mozzarella



Righi
ERBAZZONE
REGGIANO
— Grassi
+ Leggerezza



Righi
TORTINO
AI CARCIOFI
— Grassi
+ Leggerezza



TORTINO
PROSCIUTTO E FORMAGGIO